EXHIBIT (a)(9)

       100 Tri-State Drive, Suite 200, Lincolnshire, IL 60069  (847) 945-9100



FOR IMMEDIATE RELEASE

FOR:  Ivex Packaging Corporation        CONTACT: Richard R. Cote, V.P. and
      100 Tri-State Drive, Suite 200               Treasurer
      Lincolnshire, Illinois 60069               Ivex Packaging Corporation
                                                 (847) 374-4324



  IVEX PACKAGING CORPORATION REPORTS EARNINGS FOR THE FIRST QUARTER OF 1998 AND ANNOUNCES COMPLETION OF THE ACQUISITION OF ULTRA PAC, INC.

Lincolnshire, IL: Thursday, April 23, 1998 - Ivex Packaging Corporation (NYSE-IXX) ("Ivex") reported results of operations for the first quarter ended March 31, 1998. Net sales for the first quarter were $136.2 million, compared to $127.9 million of net sales in the first quarter of 1997. Income from operations for the first quarter was $15.4 million, 30.5% above the $11.8 million reported in the first quarter of 1997. Ivex reported first quarter net income of $5.3 million, or $.26 per share, compared with a net income of $324,000, or $.03 per share, for the same period in 1997.

Ivex also announced today that its tender offer for all outstanding common shares of Ultra Pac, Inc. ("Ultra Pac") at $15.50 per share in cash expired on Wednesday, April 22, 1998, at midnight, EDT, and that such shares have been accepted for payment. Ivex stated that approximately 3.5 million shares of Ultra Pac's stock were tendered pursuant to the offer, which shares represent approximately 93% of the total outstanding shares. Any shares not acquired in the tender offer are being exchanged for $15.50 per share in cash in the merger of Ultra Pac and an Ivex subsidiary, which occurred today.

George V. Bayly, President and Chief Executive Officer of Ivex, stated, "Our strong performance in the first quarter coupled with the Ultra Pac acquisition has given Ivex a good start for 1998. We are excited to join Ultra Pac with Ivex, establishing Ivex as a leader in both OPS and PET packaging solutions."

Ivex is a vertically integrated specialty packaging company engaged in the manufacturing and marketing of a broad range of plastic and paper products to consumer, industrial, medical and electronics markets.

The statements contained in this press release may be forward-looking. Any such forward- looking statements are based on the Company's current expectations. Because forward-looking statements involve risks and uncertainties, the Company's actual results could differ materially. Among the factors that could cause results to differ materially from current expectations are the risks and circumstances described in the documents the Company files with the Securities and Exchange Commission, specifically its Form 10-Ks and Form 10-Qs.

Following are more detailed financial results for the quarter ended March 31, 1998.



                         IVEX PACKAGING CORPORATION
                   CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   Quarter Ended March 31
                                                   1998           1997

Net sales...................................... $   136,168   $   127,864
Cost of goods sold.............................     104,671       101,494
                                                ------------   ----------
Gross profit...................................      31,497        26,370
                                                -----------    ----------
Operating expenses:

  Selling......................................      7,286          6,137
  Administrative...............................      8,538          8,282
  Amortization of intangibles..................        316            171
                                                ----------      ---------
Total operating expenses.......................     16,140         14,590
                                                -----------    -----------
Income from operations.........................     15,357         11,780
Interest expense...............................      6,497         11,129
                                                ----------     -----------
Income before income taxes.....................      8,860            651
Income tax provision...........................      3,545            327
                                                ----------     ----------
Net income..................................... $    5,315     $      324
                                                ----------     ----------

Earnings per share:
  Basic:
     Net Income................................ $     0.26     $     0.03
                                                ----------     ----------
     Weighted average shares outstanding....... 20,426,666     10,352,533
                                                ==========     0==========
  Diluted:
     Net income................................ $     0.26     $     0.03
                                                ==========     ==========
     Weighted average shares outstanding....... 20,651,819      10,352,533
                                                ==========     ===========

Consolidated Balance Sheet Data:                         March 31
                                                ------------------------
                                                   1998           1997
                                                ---------      -------
Working capital................................ $  50,557    $    50,607
Total assets...................................   438,874        366,251
Long-term debt.................................   325,201        398,988
Stockholder's deficit..........................    (8,274)      (126,818)